
SEC MAIL PROCESSING
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Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


06018459

Date	November 6, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

SUPPL

Dear Sirs,

Please find enclosed the following press release, dated:

November 6, 2006 - **VNU TO APPOINT JAMES M. KILTS TO SUPERVISORY BOARD**

With kind regards,
VNU bv



Marianne Damad

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release


SEC MAIL PROCESSING
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Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners – who acquired the company in May 2006. Details of Centerview Partners' investment were not disclosed.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

About Centerview Partners

Centerview Partners is a recently launched financial advisory and private equity firm based in New York. Centerview Partners' advisory practice provides senior-level counsel to both domestic and international clients across a broad spectrum of industries. Centerview Partners' private-equity effort seeks to capitalize on the firm's proven senior strategic and operational expertise to create value and deliver superior returns for investors. Centerview Partners was established in 2006 by founding partners Stephen Crawford, formerly Co-President of Morgan Stanley; Blair Effron, formerly Vice Chairman of UBS; James Kilts, formerly Chairman and CEO of The Gillette Company, and Robert Pruzan, former CEO of North America for Dresdner Kleinwort Wasserstein and former President of Wasserstein Perella & Co.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92